As filed with the Securities and Exchange Commission on April 17, 2008

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment 1)

Centerline Holding Company

(Name of Issuer)

Common Shares of Beneficial Interest

(Title of Class of Securities)

15188T108

(CUSIP Number)

Michael L. Zuppone, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6305

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

April 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15188T108	Page 2 of 12 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Related Special Assets LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,802,057
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,802,057
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,802,057
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 15188T108	Page 3 of 12 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stephen M. Ross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,477,645
	8	SHARED VOTING POWER 11,802,742
	9	SOLE DISPOSITIVE POWER 1,477,645
	10	SHARED DISPOSITIVE POWER 11,802,742
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,280,387
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 15188T108	Page 4 of 12 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jeff T. Blau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 260,000
	8	SHARED VOTING POWER 11,802,742
	9	SOLE DISPOSITIVE POWER 260,000
	10	SHARED DISPOSITIVE POWER 11,802,742
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,062,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 15188T108	Page 5 of 12 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bruce A. Beal, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,500
	8	SHARED VOTING POWER 11,802,742
	9	SOLE DISPOSITIVE POWER 8,500
	10	SHARED DISPOSITIVE POWER 11,802,742
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,811,242
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 15188T108	Page 6 of 12 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael J. Brenner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,787
	8	SHARED VOTING POWER 685
	9	SOLE DISPOSITIVE POWER 30,787
	10	SHARED DISPOSITIVE POWER 685
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 15188T108	Page 7 of 12 Pages

Explanatory Note: This Amendment No. 1 (this “Amendment”)  to Schedule 13D is filed by the Reporting Persons (as defined below in this Explanatory Note) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended.  This Amendment amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 5, 2008 (the “Initial 13D”) and relates to the shares of beneficial interest (“Common Shares”) of Centerline Holding Company, a Delaware statutory trust created and existing under the Delaware Statutory Trust Act (the “Issuer”).

The Reporting Persons are:

(i)
Related Special Assets LLC (“Related Special Assets”), a Delaware limited liability company.  The principal business of Related Special Assets is to make investments in selected investment opportunities at the discretion of its Investment Committee.

(ii)
Stephen M. Ross, a citizen of the United States and the Non-Executive Chairman of the Board of the Issuer. Mr. Ross is the founder, Chairman, Chief Executive Officer and Managing General Partner of The Related Companies, L.P. (“TRCLP”), which develops, manages and finances real estate developments.  Mr. Ross is also a member of the Related Special Assets Investment Committee.

(iii)
Jeff T. Blau, a citizen of the United States and a Managing Trustee of the Issuer.  Mr. Blau is a Managing Trustee and the President of TRCLP.  Mr. Blau also serves on the board of trustees of American Mortgage Acceptance Company (“AMAC”), a publicly traded real estate investment trust managed by an affiliate of the Issuer.  Mr. Blau is also a member of the Related Special Assets Investment Committee.

(iv)	Bruce A. Beal, Jr., a citizen of the United States and an Executive Vice President of TRCLP. Mr. Beal is also a member of the Related Special Assets Investment Committee.

(v)	Michael J. Brenner, a citizen of the United States and the Chief Financial Officer and Executive Vice President of TRCLP and a Director of TRCLP’s General Partner.

Item 4.    Purpose of Transaction.

The Reporting Persons supplement Item 4 with the following information:

As described in the Initial 13D, Related Special Assets purchased 11,216,628 of the Issuer’s 11.0% Cumulative Convertible Preferred Shares, Series A-1 (the “Convertible Preferred Shares”) pursuant to a securities purchase agreement dated January 25, 2008 (the “Securities Purchase Agreement”).

Pursuant to the Securities Purchase Agreement, on April 14, 2008, the Issuer completed a rights offering (the “Rights Offering”) to certain holders of the Issuer’s equity securities, other than Related Special Assets, Stephen M. Ross, Jeff T. Blau, Related General II L.P., or any affiliates of the foregoing (collectively, the “Purchaser Group”).

Pursuant to the Rights Offering, the Issuer’s security holders purchased 373,136 Convertible

CUSIP No. 15188T108	Page 8 of 12 Pages

Preferred Shares, and, in accordance with the Securities Purchase Agreement, the Issuer has redeemed from Related Special Assets 373,136 Convertible Preferred Shares (the “Redemption”).  Related Special Assets has retained 10,843,492 Convertible Preferred Shares (the “Retained Shares”).

Pursuant to the terms of the Securities Purchase Agreement, for so long as Related Special Assets, together with its affiliates and successors in interest, collectively own at least 50% of the Retained Shares, the Issuer will, subject to and in accordance with the provisions of the Issuer’s Trust Agreement, Delaware law and the rules of the New York Stock Exchange (the “NYSE”), acting through the Issuer’s board of trustees (the “Board”), consistent with and subject to their duties under Delaware law and the Issuer’s Trust Agreement, take all actions necessary to cause the nomination by the Board of one representative, designated by Related Special Assets (the “Designee”) for election by the holders of Common Shares and any other shares entitled to vote with the Common Shares of the Issuer in the election of trustees to the Board; provided, that, such Designee qualifies as “Independent” in accordance with applicable listing standards of the NYSE and that in addition the Board has affirmatively determined that such Designee had no material relationship with the Issuer or its affiliates or any member of the senior management of the Issuer or his or her affiliates.

The Convertible Preferred Shares are convertible into Common Shares at a conversion rate of 1.0884 and will be redeemed on January 28, 2018, unless previously redeemed or converted.

Item 5.    Interest in Securities of the Issuer.

Items 5 (a) and (b) are amended and restated in their entirety as follows:

The information set forth in Rows 7 through 13 of the cover pages hereto for each of the Reporting Persons is incorporated herein by reference.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon 53,812,307 Common Shares issued and outstanding as of April 14, 2008, which includes 51,014,497 Common Shares issued and outstanding and 2,797,810 Restricted Common Shares that have voting rights.  Information with respect to the number of outstanding shares has been provided to the Reporting Persons by the Issuer.

Each Reporting Person’s beneficial ownership has been calculated as follows:

•	Related Special Assets is the sole direct beneficial owner of 10,843,492 Convertible Preferred Shares that are convertible into 11,802,057 Common Shares.

•	Stephen M. Ross:

o	is the indirect beneficial owner of and shares voting and dispositive power with respect to:

▪
10,843,492 Convertible Preferred Shares held directly by Related Special Assets that are convertible into 11,802,057 Common Shares (Mr. Ross shares voting and dispositive power with respect to such shares with Jeff

CUSIP No. 15188T108	Page 9 of 12 Pages

T. Blau and Bruce A. Beal, as the terms of Related Special Assets’ operating agreement require that its investment and voting decisions must be unanimously approved by a committee of three persons, currently consisting of Stephen M. Ross, Jeff T. Blau and Bruce A. Beal, Jr.);

▪
685 Common Shares owned by Related General II, L.P. (TRCLP owns 100% of Related General II, L.P., and the Reporting Persons have the following approximate beneficial ownership in TRCLP:  Mr. Ross (63%), Mr. Blau (18%), Mr. Beal (10%) and Mr. Brenner (1%));

o	is the direct beneficial owner of and has sole voting and dispositive power with respect to:

▪	877,645 Common Shares; and

▪	Options to purchase 600,000 Common Shares exercisable within 60 days of the date of this statement.

•	Jeff T. Blau:

o	is the indirect beneficial owner of and shares voting and dispositive power with respect to:

▪
10,843,492 Convertible Preferred Shares held directly by Related Special Assets that are convertible into 11,802,057 Common Shares as he shares voting and dispositive power over those shares as stated above; and

▪
685 Common Shares owned by Related General II, L.P. (TRCLP owns 100% of Related General II, L.P., and the Reporting Persons have the following approximate beneficial ownership in TRCLP:  Mr. Ross (63%), Mr. Blau (18%), Mr. Beal (10%) and Mr. Brenner (1%)); and

o	is the direct beneficial owner and has sole voting and dispositive power with respect to 260,000 Common Shares.

•	Bruce A. Beal:

o	is the indirect beneficial owner of and shares voting and dispositive power with respect to:

▪
10,843,492 Convertible Preferred Shares held directly by Related Special Assets that are convertible into 11,802,057 Common Shares as he shares voting and dispositive power over those shares as stated above;

▪	685 Common Shares owned by Related General II, L.P. (TRCLP owns 100% of Related General II, L.P., and the Reporting Persons have the following approximate beneficial ownership in TRCLP: Mr. Ross

CUSIP No. 15188T108	Page 10 of 12 Pages

(63%), Mr. Blau (18%), Mr. Beal (10%) and Mr. Brenner (1%)); and

o	is the direct beneficial owner and has sole voting and dispositive power with respect to 8,500 Common Shares.

•
Michael J. Brenner is the direct beneficial owner and has sole voting and dispositive power with respect to 30,787 Common Shares and is the indirect beneficial owner of and shares voting and dispositive power with respect to 685 Common Shares owned by Related General II, L.P. (TRCLP owns 100% of Related General II, L.P., and the Reporting Persons have the following approximate beneficial ownership in TRCLP:  Mr. Ross (63%), Mr. Blau (18%), Mr. Beal (10%) and Mr. Brenner (1%)).

It is possible that each of the Reporting Persons may be deemed to be a member of a “group” as that term is defined in Rule 13d-5(b)(1) (“Rule 13d-5(b)(1)”) promulgated under the Securities Exchange Act of 1934 (the “Act”) with every other Reporting Person other than Related Special Assets.  Rule 13d-5(b)(1) states:

When two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Act, as of the date of such agreement, of all equity securities of the issuer beneficially owned by any such persons.

Each Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that the Reporting Persons are members of a “group,” as defined in Rule 13d-5(b)(1).

If each Reporting Person other than Related Special Assets were deemed to be a member of a “group” and to own all of the Common Shares and Convertible Preferred Shares of every other Reporting Person other than Related Special Assets, each Reporting Person would beneficially own 13,579,674 Common Shares, or 20.5% of the outstanding Common Shares.

In addition, Related General II, L.P., which as stated above is owned by certain of the Reporting Persons, holds 10,194,400 Special Common Units (“SCUs”) issued by Centerline Capital Company LLC, one of the Issuer’s affiliates.  In addition, Mr. Blau owns 40,000 SCUs directly.   Each holder of SCUs has the right to:

•	exchange all or a portion of their SCUs for cash; and

•	receive cash for any accrued but unpaid distributions for the quarterly period in which the exchange occurs.

The Issuer may exchange SCUs for Common Shares on a one-for-one basis.  However, the Reporting Persons are not deemed to beneficially own any Common Shares relating to their SCUs because the Issuer exchanges the SCUs for Common Shares only at its discretion.  In addition, Related General II, L.P. owns 10,194,400 of the Issuer’s Special Preferred Voting Shares (the “Special Preferred Voting Shares”), which are associated with the SCUs and are

CUSIP No. 15188T108	Page 11 of 12 Pages

entitled to vote, on a one-for-one basis, on all matters subject to a vote of the Issuer’s common shareholders.  Mr. Blau owns 40,000 Special Preferred Voting Shares directly.  Accordingly, even though the Special Preferred Voting Shares are not a class of equity securities registered under Section 12 of Act, the Reporting Persons (other than Related Special Assets) have provided in the table below their voting ownership percentages, which include their sole and shared beneficial ownership of Common Shares as set forth above and their sole and shared ownership of Special Preferred Voting Shares, attributing all 10,194,400 Special Preferred Voting Shares owned by Related General II, L.P. to each of the Reporting Persons other than Related Special Assets.  The percentages in the table below assume 80,151,950 shares issued and outstanding as of April 14, 2008, which is composed of 51,014,497 Common Shares issued and outstanding, 2,797,810 Restricted Common Shares that have voting rights, 14,131,465 Special Preferred Voting Shares issued and outstanding and 12,208,178 Common Shares into which the Convertible Preferred Shares convert.  In addition, Mr. Ross’ percentage assumes an additional 600,000 Common Shares are outstanding to take into account that he holds options to purchase 600,000 Common Shares that are exercisable within 60 days.

Person	Voting Ownership Percentage
Stephen M. Ross	29.1%
Jeff T. Blau	27.8%
Bruce A. Beal, Jr.	27.5%
Michael J. Brenner	12.8%

If each Reporting Person other than Related Special Assets were deemed to be a member of a “group” and to have voting power over the voting securities belonging to every other Reporting Person other than Related Special Assets, each Reporting Person would have voting power over 23,814,074 voting securities or 29.5% of the outstanding voting securities.

(c)          During the sixty (60) days through the date of this report, the only transaction effected in the Common Shares by the Reporting Persons was the disposition of the 373,136 Convertible Preferred Shares on April 14, 2008, pursuant to the Redemption described in Item 4.  Related Special Assets received $4,365,691.20 for the redemption of the 373,136 Convertible Preferred Shares, which represents a price per Convertible Preferred Share of $11.70.

(d)           Not applicable.

(e)           Not applicable.

CUSIP No. 15188T108	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 2008

RELATED SPECIAL ASSETS LLC

By:	The Related Realty Group, Inc., its manager

	By:	/s/ Jeff T. Blau
		Name:	Jeff T. Blau
		Title:	President

STEPHEN M. ROSS

/s/ Stephen M. Ross
Stephen M. Ross

JEFF T. BLAU

/s/ Jeff T. Blau
Jeff T. Blau

BRUCE A. BEAL, JR.

/s/ Bruce A. Beal, Jr.
Bruce A. Beal, Jr.

MICHAEL J. BRENNER

/s/ Michael J. Brenner
Michael J. Brenner